[BEAZER HOMES USA, INC. LETTERHEAD]

May 30, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

RE:	Beazer Homes USA, Inc.

Registration Statement on Form S-4

File No.: 333-217903

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Beazer Homes USA, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-217903) (the “Registration Statement”) to 5:30 p.m., Washington, D.C. time, on May 30, 2017, or as soon thereafter as practicable.

In addition, the Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please contact the undersigned at (770) 829-3728 with any questions concerning this letter.

Sincerely,

/s/ Kenneth F. Khoury
Kenneth F. Khoury Executive Vice President, General Counsel and Chief Administrative Officer